EXHIBIT 99.1


                              Corporate Governance

Introduction

      This Corporate Governance Report explains the principles of management and control of INFICON Holding AG at the highest corporate level in accordance with the Directive on Information relating to Corporate Governance (the Corporate Governance Directive) issued by the SWX Swiss Exchange. The Corporate Governance Directive, which entered into force on July 1, 2002, applies to all annual reports for financial years beginning on January 1, 2002 or later.

      Corporate governance of INFICON Holding AG complies with the principles and recommendations of the "Corporate Governance - Swiss Code of Best Practice" dated March 25, 2002. The principles and rules of INFICON Holding AG on corporate governance are laid down in the Articles of Incorporation, Organizational Regulations and the Regulations of the board committees of INFICON Holding AG.

                              Corporate Governance

      Due to the fact that the shares of INFICON Holding AG are traded on the Swiss Exchange and are registered with the United States Securities and Exchange Commission under the Securities Act of 1934, INFICON's commitment to and implementation of corporate governance practices is guided by the legal and regulatory requirements of both Switzerland the United States. The fact that the company has recently decided to delist from the NASDAQ national market and terminate its American Depositary Receipts program does not change INFICON's obligation to comply with U.S. SEC regulatory requirements. Furthermore, INFICON's internal guidelines regarding corporate governance are provided in its Articles of Incorporation, Organizational Regulations, Board Committee Charters, CEO and CFO Code of Ethics as well as internal policies.

The following Corporate Governance Report follows the SWX directive.

1     Group structure and shareholders

1.1   Group structure

      Operational group structure.

     -----------------------        -------------------------------------------
                                       Committees:
                            _______      Audit Committee
        Board of Directors               Strategy Committee
                                         Human Resources & Nominating Committee
     -----------------------        -------------------------------------------
               |
     -----------------------        -------------------------------------------
                             ______
               CEO                     Corporate Functions

     .......................        -------------------------------------------

            Executive
         Management Team

     -----------------------

      INFICON Holding AG is the parent company of the INFICON group which operates from 12 countries and consists of a parent company, four manufacturing companies, eight sales and service subsidiaries, and a management company located in Bad Ragaz, Switzerland which performs administrative, inter-company financing, and intellectual property management functions. The legal entity structure of the INFICON group is as follows:

                                                           -------------------
                                                            INFICON Holding AG

                                                            Bad Ragaz
                                                            Switzerland
                                                            Parent Company
                                                           -------------------
                                                                    |
          ---------------------------------------------------------------------------------
          |                   |                 |                   |                      |
          |           ----------------- -----------------  -------------------  ---------------------
          |             INFICON AG        INFICON Inc.      INFICON Aaland Ab.   INFICON GmbH
          |             Balzers           Syracuse          Mariehamn            Bad Ragaz
          |             Liechtenstein     USA               Finland              Switzerland
          |             Manufacturing     Manufacturing     Manufacturing        Managmement Company
          |           ----------------- -----------------  -------------------  ---------------------
          |                                     |                                          |
          |                             -----------------                       ---------------------
          |                               INFICON LT Inc.                        INFICON GmbH
          |                               Cambridge                              Cologne
          |                               USA                                    Germany
          |                               Software                               Manufacturing
          |                             -----------------                       ---------------------
          |
          ----------------------------------------------------------------------------------------------------------------
          |                    |                |                 |                    |                  |               |
--------------------  ----------------- -----------------  ----------------  -------------------- --------------- ----------------
   INFICON S.A.R.L.     INFICON Ltd.      INFICON Ptd.      INFICON Ltd.       INFICON Ltd.         INFICON Ltd.    INFICON Co.
   Courtaboeuf          London            Singapore         Chubei City        Hong Kong            Bungdang-Ku     Yokohama-Shi
   France               United Kingdom                      Taiwan             China                Korea           Japan
   Sales                Sales             Sales             Sales              Sales                Sales           Sales
--------------------  ----------------- -----------------  ----------------  -------------------- --------------- ----------------
                                                                                       |
                                                                             ---------------------
                                                                               INFICON Guangzhou
                                                                               Service Centre Ltd.
                                                                               Guangzhou
                                                                               China
                                                                               Service
                                                                             ---------------------

      Listed corporation: INFICON Holding AG

      INFICON Holding AG is based in Bad Ragaz, Switzerland. It has share capital of CHF 23.15 million made up of 2'315'900 shares with a nominal value of CHF 10 each. Registered shares are listed on the Swiss Exchange under security number 1102994, ISIN CH0011029946 and symbol IFCN. INFICON Holding AG American Depositary Shares ("ADSs") are listed on the NASDAQ National Market system under Cusip 45663T109 and symbol IFCN. On February 17, 2005 the company announced that it will delist from Nasdaq effective March prior to the open of business New York City time on March 21, 2005.

      Market capitalization as per December 31, 2004 was CHF 243.167 million based on shares outstanding.

      Share Capital - See statutory financial statements.

1.2   Significant Shareholders

      Stockholder structure (based on number of registered stockholders)

Number of shares        > 50,000       10,000 - 50,000    1 - 9,999
                        ---------      ---------------    ---------
Number of stockholders      6                 15            1,326

      Stockholders by Country

------------------------------------------------------------------------------------------------------------------
           Country            Total      Switzerland    Germany   Liechtenstein   Rest of Europe    Rest of World
------------------------------------------------------------------------------------------------------------------
         Number of
      stockholders            1,347         1,182         54           43              36               32
------------------------------------------------------------------------------------------------------------------

Based upon number of registered stockholders as of December 31, 2004. Stockholders owning American Depositary Shares are not included in this count.

Major stockholders

      The Company is aware of the following stockholders holding more than 5 percent of the voting rights as of December 31, 2004:

      Unaxis Holding AG                         19.50%
      Chase Nominees Ltd. Woolgate House        12.64%
      FMR Corp., Boston USA                     9.96%

Changes subject to disclosure requirements during Fiscal 2004

In an announcement dated October 7, 2004, published in conformity with Art. 20 of the Federal Act on Stock Exchanges and Securities trading (SESTA), Fidelity Management & Research Company disclosed that it and its affiliated companies on that date held INFICON shares with voting rights of 9.29%.

1.3   Cross-shareholdings

      INFICON Holding AG has no cross-shareholdings.

Section 2   Capital Structure

2.1   Capital (Issued, Authorized & Conditional)

      Registered shares of CHF 10 each at December 31, 2004:

                                        No. of shares                 Capital
                                        -------------                 -------
      Issued share capital                  2,315,900          CHF 23,159,000
      Authorized share capital              1,157,500          CHF 11,575,000
      Conditional share capital               114,100           CHF 1,141,000

      The issued share capital comprises 2,315,900 registered shares of CHF 10 each. Each share entitles the registered owner to one vote at the general meeting of shareholders, as well a share of dividends, if any, declared by the Company and proceeds from a liquidation, corresponding to its nominal value as a percentage of the total nominal value of issued share capital.

2.2   Authorized and Conditional Share Capital

      The Board of Directors is authorized to issue at any time until May 7, 2005 up to 1,157,500 registered shares of CHF 10 each at an issue price to be determined by the Board. The preemptive rights of existing shareholders may be excluded if the shares are issued for the purpose of acquiring a company or business.

      The articles of incorporation provide for a conditional capital (according to Art. 653 of the Swiss Code of Obligations) of a maximum of CHF 1,150,000 through the issuance of 115,000 registered shares of CHF 10 each by the exercise of option rights granted to employees and members of the Board of Directors of the Company. As of December 31, 2004 a total of 900 options have been exercised reducing the available conditional capital from CHF 1,150,000 to CHF 1,141,000.

2.3   Changes in Stockholders' Equity

      Changes in stockholders' equity for the three years ended December 31, 2004 are presented in the consolidated statements of stockholders' equity section of the consolidated financial statements for INFICON Holding AG.

2.4   Shares

      see 2.1.  No participation certificates are issued.

2.5   Profit Sharing Certificates

      The Company currently has no profit sharing certificates.

2.6   Limitations on Transferability and Nominee Registrations

      The Articles of Incorporation contain no special regulations regarding limitations on transferability and nominee registrations.

2.7   Convertible Bonds and Warrants/Options

      In conjunction with the employee and director stock option programs, current and former employees as well as current and former members of the Board of Directors held as of December 31, 2004, a total of 121,942 options. 22'850 of these options carry a subscription ratio of 5 shares per 1 option. The remaining 99,092 options carry a subscription ratio of 1 share per 1 option. These options entitle holders to acquire a total of 213,342 registered shares of INFICON Holding AG. Up to 114,100 shares resulting form the exercise of stock options are covered by shares that can be created from conditional capital resulting in an increase in share capital. The remaining amount of 99,242 shares can be covered by shares which we can purchase on the stock exchange at market prices and will not lead to an increase in share capital. The aggregate par value of shares purchasable by means of outstanding options amounts to CHF 2,133,420. For a more detailed discussion of stock option plans please refer to footnote 20 in our Financial Statements under Item 18 of our Annual Report.

The Company currently has no convertible bonds or bonds with warrants.

Section 3   Board of Directors

3.1 Members of the Board of Directors, other Activities and Vested Interests, and Internal Organizational Structure

Board of Directors and Management Board

      Our articles of incorporation provide that the Board of Directors may consist of one or more members at any time. Directors are elected and removed by shareholder resolution. Members of our board of directors serve three-year terms and may be reelected upon completion of their term of office. The shareholders may remove the directors without cause. Our six directors currently in office were elected by shareholder resolution.

      According to the law, the Board of Directors is responsible for the ultimate direction and supervision of INFICON Holding AG. The Board of Directors has delegated the conduct of the day-to-day business operations to the Company's executive officers, which is headed by the Chief Executive Officer. The Chief Executive Officer is responsible for the management of INFICON Holding AG and for all other matters except for those reserved by law and the Articles of Incorporation. The Board of Directors is required to resolve all matters which are not defined by the law, Articles of Incorporation, or management bylaws as being the responsibility of any other governing body. According to the Swiss Code of Obligations the following non-transferable and inalienable responsibilities are incumbent on the Board of Directors:

      o the ultimate management of the Corporation and the issuance of the necessary directives;

      o     the determination of the organization;

      o the structuring of the accounting system and of the financial controls, as well as the financial planning insofar as this is necessary to manage the Corporation;

      o the appointment and the removal of the persons entrusted with the management and representation of the Corporation and the granting of the signatory power;

      o the ultimate supervision of the persons entrusted with the management, particularly with regard to compliance with the law, these Articles of Incorporation and regulations and directives;

      o the preparation of the business report as well as the General Meeting of Shareholders, and the implementation of the latter's resolutions;

      o     the notification of the judge in the case of over-indebtedness;

      o the passing of resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares;

      o the passing of resolutions confirming increases in the share capital and regarding the amendments to the Articles of Incorporation entailed thereby;

      o the examination of the professional qualifications of the specially qualified auditors in those cases in which the law foresees the use of such auditors.

      The Board of Directors, as of the date of this filing, has established an Audit Committee, a Strategy Committee, and a Human Resources and Nominating Committee. Each of these committees has regulations which outline their duties and responsibilities. The Chairman for each committee is elected by the Board of Directors. The committees meet regularly and are required to provide with Board of Directors with updates and recommendations at its regular meetings. The agendas for the committee meetings are set by their respective chairperson.

The Audit Committee

      The Audit Committee consists of three non-executive members of the Board of Directors. Currently, the Audit Committee is comprised of the following members:

      Dr. Thomas Staehelin (Chairman)
      Mario Fontana
      Gustav A. Wirz

      The responsibilities of the Audit Committee include:

      o recommending to the board of directors the independent public accountants to be selected to conduct the annual audit of our books and records;

      o reviewing the proposed scope of such audit and approving the audit fees to be paid;

      o reviewing the adequacy and effectiveness of our accounting and internal financial controls with the independent public accountants and our financial and accounting staff;

      o reviewing and approving transactions between the Company, its directors, officers and affiliates; and

      o reviewing and reassessing, on an annual basis, the adequacy of our audit committee charter.

The Human Resources and Nominating Committee

      The Human Resources and Nominating Committee are to provide a general review of our compensation and benefit plans to ensure they meet corporate financial and strategic objectives as well as to make recommendation to the board regarding appointment, dismissal and career development of senior management positions. The responsibilities of the Human Resources and Nominating Committee also include the administration of employee incentive plans. The Human Resources and Nominating Committee consists of three non-executive members of the Board of Directors. Currently, the Human Resources and Nominating Committee is comprised of the following members:

      Gustav A. Wirz (Chairman)
      Richard Fischer
      Paul E. Otth

The Strategy Committee

      This Committee is responsible for advising the board on the long term strategy and how to portray INFICON's strategy to shareholders and the investment community. The Strategy Committee consists of three non-executive members of the Board of Directors. Currently, the Strategy Committee is comprised of the following members:

      Mario Fontana (Chairman)
      Richard Fischer
      Gustav A. Wirz

Frequency of meetings of the Board of Directors and its Committees

      The Board of Directors hold four or more meetings per year, and additional ad hoc meetings and conference calls as necessary. The Audit Committee holds four meetings per year in addition to three quarterly conference calls. The Strategy Committee and the Human Resources and Nominating Committee hold two or more meetings per year.

The Company's Board of Directors includes:

      Paul Otth (Citizen of Switzerland) Birth Year 1943
      Chairman of the Board of Directors
      Member Human Resources and Nominating Committee

      In June 2000, Mr. Otth became the Chief Financial Officer and a Member of the Executive Board of Unaxis Corporation. From 1989 until November 1996, Mr. Otth was with Landis & Gyr AG, where he became the Chief Financial Officer and a Member of the Executive Board in November 1994. From November 1996 until October 1998, he served as the Chief Financial Officer and a Member of the Executive Board of Elektrowatt AG (a successor company of Landis & Gyr AG). From October 1998 until May 2000, he served as Chief Financial Officer and a member of the Group Board of Siemens Building Technologies (a successor company of Elektrowatt
AG). From June 2000 until December 2002, Mr. Otth served as Chief Financial Officer and a Member of the Executive Board of Unaxis Corporation. Mr. Otth is a Certified Public Accountant. Mr. Otth also currently holds directorships in other corporations, which include:

      Company                             Position
      -------                             --------
      Swiss Rail (SBB AG)                 Member
      Ascom Holding AG                    Vice Chairman
      Swissquote Group Holding AG         Member
      EAO Holding AG                      Chairman

      Thomas Staehelin (Citizen of Switzerland) Birth Year 1947
      Director
      Chairman Audit Committee

      Dr. Staehelin is a Swiss corporate and tax attorney and partner in the Basel based law firm Fromer, Schultheiss and Staehelin. Dr. Staehelin is a private investor and serves on the boards of various Swiss listed or unlisted companies in various capacities ranging from a member, Vice-Chairman, or Chairman. Dr. Staehelin holds a Ph.D. in Law from the University of Basel. He currently serves as Chairman of the Chamber of Commerce of Basle and was a member of parliament. Dr. Staehelin currently holds directorships in other corporations, which include:

      Company                             Position
      -------                             --------
      Kuhne & Nagel International AG      Member
      Siegfried Holding AG                Vice-Chairman
      Basler Kantonalbank                 Member
      Rothornbahn und Scalottas AG        Chairman
      Swissport International AG          Chairman
      Lantal Textiles                     Member
      Regula Holding AG                   Member

      Richard Fischer (Citizen of Austria) Birth Year 1955
      Director
      Member Strategy Committee
      Member Human Resources and Nominating Committee

      Dr. Fischer is a co-owner of VAT Holding AG. VAT is the global leading supplier of vacuum valves. Since 1984, he has served as VAT's Chief Executive Officer, and since 1997 as the company's President and Chairman of the Board. Prior to joining VAT, Dr. Fischer was Technical Director of Gama, Access Systems, an Austrian company. Dr. Fischer holds a Ph.D. in Engineering from the University of Vienna. Dr. Fischer currently holds directorships in other corporations, which include:

      Company                       Position
      -------                       --------
      ARS A                         Member
      Sysmec CH                     Member

      Mario Fontana (Citizen of Switzerland) Birth Year 1946
      Director
      Chairman Strategy Committee
      Member Audit Committee

      Mr. Fontana started his professional career in 1970 with IBM Switzerland. In 1977, he moved to Brazil where he worked for Brown Boveri. Mr. Fontana then worked for Hewlett-Packard for over 15 years, first as General Manager in Switzerland, Germany and Europe, and last as head of the Global Financial Services unit in Cupertino, CA. Mr. Fontana studied at the Swiss Federal Institute of Technology (ETH Zurich) and the Georgia Institute of Technology. Mr. Fontana currently holds directorships in other corporations, which include:

      Company                       Position
      -------                       --------
      SBB                           Member
      Leica Geosystems              Chairman
      Sulzer                        Member
      Swissquote                    Chairman
      Buro-Furrer                   Member
      Amazys                        Chairman

      Gustav A. Wirz (Citizen of Switzerland) Birth Year 1945
      Vice Chairman of the Board of Directors
      Chairman of the Human Resources and Nominating Committee
      Member Audit Committee
      Member Strategy Committee

      Mr. Wirz started his professional career in 1970 as head of R&D department with Kulicke & Soffa one of the pioneers of the Semiconductor Equipment Manufacturers. In 1974 he joined Seier AG in Switzerland as Managing Director. In 1979 Mr Wirz started his own company, initially Gustav Wirz AG, later the name was changed to Alphasem AG; the company does development, manufacturing and sales worldwide of Automatic Die Attach Systems for the semiconductor assembly process. The company established subsidiaries for sales and service in Hong Kong, China, Singapore, Taipei, Penang, Bangkok, Korea and USA and is today one of the leading companies for automatic Die Attach Systems worldwide. In 1987 Mr Wirz was elected to the SEMI board, the world wide Industry association of the Semiconductor Equipment and Materials Industry, he was the first non US director. In 1999 he sold the shares of Alphasem AG to the Dover Corporation. He is a member of the council of technical college of eastern Switzerland. Mr. Wirz studied mechanical engineering at the technical college in Biel, Switzerland. Mr. Wirz currently holds directorships in other corporations, which include:

      Company                       Position
      -------                       --------
      Alphasem                      Member
      NetInvest                     Member
      QCSolutions (USA)             Member
      Best-Immo-Invest              Chairman
      Exalos                        Chairman

3.2   Other Activities and Vested Interests

      see 3.1

3.3   Cross-involvement

      There are no cross-memberships between the Board of Directors of INFICON Holding AG and any other listed company except as listed in the preceding section.

3.4   Elections and Terms of Office

      According to the Articles of Incorporation, the members of the Board of Directors are elected for a term of three years. The members of the Board of Directors were elected as follows:

      Board of Directors                      Date First Elected    Term Expires
      ------------------                      ------------------    ------------

      Richard Fischer...........              May 2003              May 2006
      Mario Fontana.............              May 2003              May 2006
      Paul E. Otth..............              November 2000         May 2006
      Thomas Staehelin..........              May 2001              May 2007
      Gustav A. Wirz............              May 2004              May 2007

3.5   Internal organizational Structure

      see 3.1

3.6   Definition of Areas of Responsibility

      The Board of Directors has delegated authority to the Company's executive officers to execute the Company's approved annual budget. INFICON Holding AG has a comprehensive financial and enterprise reporting system to gather and report its financial results. The quarterly financial results are reviewed and approved by the Audit Committee prior to issuance to the public. Additionally, the Board of Directors provides oversight and approval for potential acquisitions or strategic partnerships.

3.7   Information and Control Instruments vis-a-vis the Senior Management

   Information regarding the current state of the business is provided continuously at the meetings of the Board of Directors in an appropriate format and is presented by the persons bearing responsibility for oversight of the financial and operational aspects of the business.

Section 4   Senior Management

4.1 Members of the Board of the Senior Management, other Activities and Vested Interests, Management Contracts

      Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our Organizational Regulations and by the Board of Directors.

      Lukas Winkler (Citizen of Switzerland) Birth Year 1962
      President and Chief Executive Officer (since January 2004)

      Mr. Winkler joined the company in January 1993 and served as our Vice President, Vacuum Control from January 1997 to December 2003. From January 1995 to January 1997, Mr. Winkler served our Balzers AG subsidiary as General Manager Production. Mr. Winkler has a Masters Degree in engineering from the Swiss Federal Institute of Technology (ETH Zurich) and an Executive-MBA from Syracuse University.

      Peter G. Maier (Citizen of Germany) Birth Year 1962
      Vice President and Chief Financial Officer (since November 2000)

      Mr. Maier joined INFICON in 1996 as Director of Information Systems and became Vice President of Finance for Leybold Inficon, and Controller for the Instrumentation Division in 1998. Prior to joining us, Mr. Maier served Deloitte Consulting as project manager and consultant for enterprise application integration from 1994 to 1996. From 1992 to 1994, Mr. Maier served as Controller for Heidelberger Druckmaschinen AG in Germany. Mr. Maier holds a masters degree in business administration and computer science from the University of Karlsruhe, Germany.

      Ulrich Doebler (Citizen of Germany) Birth Year 1955
      Vice President - Leak Detection (since January 2000)

      Dr. Doebler joined INFICON in 1986. From 1996 to December 1999, Dr. Doebler was the Marketing and Engineering Manager of our Leak Detection product line. Dr. Doebler holds a PhD in physics from the University of Cologne.

      Gary W. Lewis (Citizen of the United States) Birth Year 1945
      Vice President - Environmental, Health and Safety (since November 2001)

      Mr. Lewis joined INFICON in November 1984 as Manufacturing Manager and was named Vice President of Quality Assurance in 1991. He has managed various leak detection products for the HVAC markets since 1995 and assumed responsibility for the EHS product line in 2000. Mr. Lewis holds a B.S. in electrical engineering from Clarkson University and an MBA from Chapman University.

      Urs Walchli (Citizen of Switzerland) Birth Year 1961
      Vice President - Vacuum Control  (since March 2004)

      Mr. Walchli joined the company in 1993. In 2000, he was appointed R&D Manager of our Vacuum Control product line and became Technical Director of this unit in 2003. Mr. Walchli holds a Ph.D. in physics from Berne University and a Master of Industrial Management from the Swiss Federal institute of Technology (ETH Zurich).

      Stephan DeLuca (Citizen of the United States) Birth Year 1955
      Vice President, Worldwide Sales and Business Development (since January
        2003)

      Dr. DeLuca joined INFICON in January 1991 as Product Manager for Gas Analysis products. In 1994, he assumed responsibility for the start up of INFICON's EHS business unit, and from May of 2000 through December 2002 he managed INFICON's Asia Sales operations, based in Taiwan. Dr. DeLuca holds a Ph.D. in Applied Chemistry from the Colorado School of Mines, and an MBA from Syracuse University.

4.2   Other  Activities and Vested Interests

      See 4.1 for any activities and vested interests.

4.3   Management Contracts

      INFICON Holding AG has not entered into any management contracts with third parties outside the Group.

Section 5   Compensation, Shareholdings and Loans (Thousand USD)

5.1 Content and method of determining the compensation and of the share-ownership programs

      The Content and method of determining the Compensation and of the share-ownership programs for the members of the Board of Directors and for the Senior Management are proposed by Human Resources and Nominating Committee and approved by the Board of Directors.

5.2   Compensations for acting members of governing bodies

      The aggregate cash compensation accrued for members of the Board of Directors and of the management board for the year ended December 31, 2004 is as follows:

--------------------------------------------------------------------------------------------------------------------------
                                        Board members and Executive Management in place at December 31 2004
                           -----------------------------------------------------------------------------------------------
                                                            Executive Board Members and
                            Non-Executive Board Members             Management                         Total
--------------------------------------------------------------------------------------------------------------------------

Total Compensation                     $ 443                          $ 2,219                         $ 2,663
--------------------------------------------------------------------------------------------------------------------------

The figures above include payments in the amount of U.S.$ 197,000 under a separation agreement to a member of a governing body who gave up his function in 2004.

5.3   Compensations for former members of governing bodies

---------------------------------------------------------------------------------------------------------------------------
                                          Board members and Executive Management who left the Group in 2004
                           ------------------------------------------------------------------------------------------------
                                                            Executive Board Members and
                            Non-Executive Board Members             Management                         Total
--------------------------------------------------------------------------------------------------------------------------

Number of Individuals                     2                               1                               3

Total Compensation                      $ 117                           $ 518                           $ 635
---------------------------------------------------------------------------------------------------------------------------

5.4/5.5  Share ownership and Share allotment in the year under review

The number of shares held by the Board of Directors and executive management as of December 31, 2004.

--------------------------------------------------------------------------------------------------------------------------------
                                                   Board members and Executive Management in place at December 31 2004
                                      ------------------------------------------------------------------------------------------
                                                                       Executive Board Members and
                                       Non-Executive Board Members             Management                         Total
--------------------------------------------------------------------------------------------------------------------------------

Shares of the Company owned on
12/31/2004                                         7,961                           8,090                          16,051
--------------------------------------------------------------------------------------------------------------------------------

No shares were allotted in the year under review.

5.6   Options

      All options are granted at prices equal to 100% of the market value of the common stock at the date of grant. The number of options allocated to members of the Company's Board of Directors and executive officers were:

-------------------------------------------------------------  ----------------------------------------------------------
                Non-Executive Board Members                             Executive Board Members and Management
-------------------------------------------------------------  ----------------------------------------------------------
                           Option                                                      Option
                          Exercise                                                    Exercise
                            Price                                                       Price
   Option       Option       per       Shares                   Option      Option       per       Shares
   Grant         Life       Share       per        Options       Grant       Life       Share       per        Options
 Month-Year    (years)      (CHF)      Option    Outstanding   Month-Year  (years)      (CHF)      Option    Outstanding
 ----------    -------      -----      ------    -----------   ----------  -------      -----      ------    -----------
    May-01        7         174.00       1            194        Nov-00      7         225.00         5         40,440
    Nov-01        7         124.00       1            254
    May-02        7         170.00       1            216        Jan-02      7         165.00         1          5,978
    Nov-02        7          69.00       1            488
    May-03        7          75.00       1            954        Feb-03      7         50.00          1         10,125
    Nov-03        7          97.50       1          1,398
    May-04        7         107.00       1          1,338        Jan-04      7         105.00         1          4,000
    Nov-04        7          70.75       1          2,999        Mar-04      7         116.75         1         10,000
-------------------------------------------------------------  ----------------------------------------------------------

5.7   Additional Fees and Remunerations

      In the year 2004 we paid CHF 100,000 (U.S.$ 80,803) under a consulting agreement to a member of the board who gave up his function during 2004. No other reportable fees or remunerations were paid to members of the board of directors or members of executive management.

5.8   Loans to members of governing bodies

      In November 2000, certain officers and key employees purchased 16,480 shares of common stock and paid the exercise price by issuing cash and full recourse and interest bearing promissory notes, denominated in U.S. Dollars, Swiss Francs, and Euros, to the Company totaling U.S.$ 1,371,000. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. On December 31, 2004, the outstanding balance on the notes due from three of the executive officers was CHF 459.413 (U.S.$ 406.075).

5.9   Highest Total Compensation

      The highest total compensation for 2004 for a member of the Board of Directors was U.S.$ 131,305 (CHF 162,500). This amount includes the value of stock options received during 2004.

Section 6  Shareholder Participation

6.1   Restrictions on voting rights

      Each of our shares carries one vote at our shareholders' meetings. Voting rights may be exercised only after a shareholder has been recorded in our share register (Aktienbuch) as a shareholder with voting rights. We may enter into agreements with banks or financial companies which hold shares for the account of other persons (nominees) regarding the exercise of the voting rights related to the shares. Registration with voting rights is subject to restrictions.

      Our shares are cleared and settled through SIS Sega Inter Settle AG. The shares will not be physically represented by certificates but will be managed collectively in book-entry form by SIS Sega Inter Settle AG. Shareholders are therefore not entitled to have their shares physically represented and delivered in certificate form (aufgehobener Titeldruck). They can, however, request a statement confirming their ownership of the shares.
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6.2   Statutory quorums

      The Articles of Incorporation contain no quorums greater than that set out by the applicable legal provisions.

6.3   General meetings of shareholders

      The Articles of Incorporation contain no rules on the convocation of the General meeting of shareholders that differ from applicable legal provisions.

6.4   Agenda

      Shareholders holding shares with a par value of at least CHF 1 million have the right to request in writing, at least 50 days prior to the day of the respective shareholders' meeting, that a specific proposal be discussed and voted upon at such shareholders' meeting.

6.5   Entries into the Share Register

      Only those shareholders with voting rights whose names were recorded in the company's register of shareholders on the respective closing date may attend the General Meeting of Shareholders and exercise their voting rights. The Board of Directors endeavors to set the closing date for registration as close as possible to the date of the General Meeting, i.e. not more than 3 to 4 weeks before the General Meeting. There are no exceptions to this rule regarding the closing date for registration.

Section 7   Changes of Control and Defense Measures

7.1   Duty to Make an Offer

      The Company's Articles of Incorporation do not include "opting-out" or "opting-up" clauses and accordingly under Article 32 of the Swiss Securities Exchanges and Securities Trading Act a shareholder who acquires 33 1/3% or more of the Company's shares is obliged to submit a public offer for the remaining shares.

7.2   Clauses on Changes of Control

      Our Chief Executive Officer, Lukas Winkler, has an agreement under which he would become entitled to a special payment upon a change of control of the Company.

Section 8  Auditors

8.1   Duration of the mandate and term of office of the lead auditor

      Statutory auditors and group auditors pursuant to Art. 727 ff. and 731a, respectively, of the Swiss Code of Obligations are PricewaterhouseCoopers AG, Zurich, elected for one year. PricewaterhouseCoopers AG commenced their mandate as statutory and group auditors of INFICON Holding AG in June 2002. The lead engagement partner, Mr. Stephen Williams, has been responsible for the audit of INFICON Holding AG since June 2002. The subsidiaries of INFICON Holding AG are audited by member firms of PricewaterhouseCoopers.

8.2   Auditing fees

      Audit fees for the 2004 audit were approximately U.S.$505,390 (CHF
625,461).
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8.3   Additional fees

      Fees paid to PricewaterhouseCoopers for non-audit services rendered during 2004 totaled U.S.$ 166,056 (CHF 205,508).

8.4   Supervisory and control Instruments pertaining to the audit

      The Audit Committee of the Board proposed the appointment of PricewaterhouseCoopers AG following a review of offers received from 3 competing firms of independent accountants for the 2002 reporting year. The Audit Committee evaluates the performance, fees, and independence of the statutory auditors and Group auditors each year. Typically the Audit Committee receives a summary of the scope of work planned by the auditors on an annual basis and meets with the auditors to review these audit plans. Following the audit work the auditors submit a report on the results of their work including all communications required to be made to the audit committee in accordance with auditing standards generally accepted in the USA. The audit committee meets with the auditors to discuss and review their feedback. Based on this information, it determines changes and improvements as necessary.

Section 9  Information policy

      INFICON Holding AG pursues an information policy which is based on truthfulness, timeliness, and continuity. Matters affecting the share price are published immediately as ad hoc announcements, in accordance with the obligation to publish on the SWX Swiss Exchange. Annual financial reports are issued for the benefit of shareholders and potential investors in March following the year end closing. Interim financial reports are prepared on a quarterly basis. Information available for investors can be found at www.inficon.com.